
June 18, 2010

David A. Loppert
Chief Financial Officer
rVue Holdings, Inc.
900 S.E. Third Avenue, 3rd Floor
Fort Lauderdale, FL 33316

      Re: rVue Holdings, Inc.
              Item 4.01 Form 8-K
              Filed June 11, 2010
              File No. 333-158117

Dear Mr. Loppert:

      We have completed our review of your filing and do not have any further comments at this time.

               Sincerely,

               William H. Thompson
               Accounting Branch Chief